Exhibit 4.3

National Bank of Greece S.A.

Registered Seat: Municipality of ATHENS (86 Eolou Street

Athens, GR - 10232)

Companies Registration no.: 6062/06/B/86/01

The National Bank of Greece S.A. was founded in 1841 and incorporated as a société anonyme pursuant to the operation license published  in the Greek Government Gazette no. 6 of March 30, 1841.

Fully paid up share capital of the National Bank of Greece S.A.

• Euro (€•)

Divided into (i) four hundred ninety six million two hundred sixty six thousand two hundred ninety nine (496,266,299) common registered shares, each of a nominal value of five Euro (€5) and (ii) • (•) registered non-voting non-cumulative redeemable preference shares, each of a nominal value of thirty Eurocents (€ 0.30).

Share Certificate of •  (•) registered non-voting non-cumulative redeemable preference shares.

Registered Holder: Bank of New York

Serial nos. of Shares: 1 to •

Certificate no. 1

Issued in Athens, • June 2008

The Chairman	The Board Member